Exhibit 6.5

Project Accelerator Program

AWARD AND ROYALTY AGREEMENT

THIS AWARD AND ROYALTY AGREEMENT is made this 19th day of July 2002, by and between MdBio, Inc., a Maryland non-stock, not-for-profit corporation ("MdBio") and 20/20 GeneSystems, Inc., a Delaware corporation with its headquarters located at Rockville, Maryland ("20/20").

BACKGROUND OF AGREEMENT

MdBio is a not-for-profit corporation qualified under the Internal Revenue Code Section 501(c)(3), with a mission to support the commercial development of bioscience in the State of Maryland. Consistent with this mission, MdBio has established its Project Accelerator Program (the "Program"), whereby MdBio invests in bioscience enterprises for the specific purpose of having the proceeds of such investment used to enhance the recipient’s capability to commercialize bioscience products and/or services in Maryland. As part of its Program, participating companies commit to conducting all or part of these activities in Maryland.

20/20 will participate in the Program by having the proceeds derived from an investment by MdBio in 20/20 used to enhance the company’s capability to manufacture commercial quantities of its P-FILM (Protein Identification Layered Membranes) kit.

In consideration of the covenants contained herein, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.   Purchase and Sale of Shares.

1.1  Payment. At Closing (as hereinafter defined), MdBio shall agree to pay to 20/20 the sum of One Hundred Fifty Thousand Dollars ($150,000) (the “Award”).

1.2.  20/20’s Obligations. In consideration for the Award, 20/20 shall pay to MdBio the royalty as hereinafter described in Section 2. There are no equity provisions in the Agreement.

1.3  Closing. The Closing on the transactions contemplated by this Agreement shall take place simultaneous with the execution and delivery of this Agreement (the "Closing").

2. Royalty Payments

2.1   Royalty Rate and Total Royalty. 20/20 will pay to MdBio an amount equal to three percent (3%) of 20/20’s “Gross Revenue”, as defined herein (the “Royalty”), until a “Total Royalty” of $450,000 has been paid. For the purposes of this agreement, “Gross Revenue” shall mean gross revenue received by 20/20 from sale of products or services, or from licensing of 20/20’s technology to other parties.

2.2  Payment Schedule. The first Royalty payment to MdBio will be due for Gross Revenue received by 20/20 during the six-month period ending June 30, 2003. Thereafter, payments will be based on Gross Revenue received during periods ending on June 30 and December 31 of each year until the Total Royalty, as defined above, has been paid. Royalty payments will be made no later than 45 days following the close of each period.

2.3  Prepayment. 20/20 can satisfy its obligations under this Agreement at any time by prepayment of the Total Royalty.

2.4  Audit. MdBio may, from time to time, upon reasonable notice, during normal business hours and at its own expense, inspect 20/20’s books and records to insure that Royalty payments are being accurately calculated by 20/20. In the event that such an inspection and audit results in an increase in any single Royalty payment by more that five percent (5%), then, notwithstanding the foregoing sentence, 20/20 shall reimburse MdBio for the reasonable out-of-pocket expenses incurred by MdBio for such inspection and audit.

3.  Representations and Warranties of 20/20.

3.1  Organization. 20/20 is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

3.2  Authority Relative to this Agreement. 20/20 has the corporate power and authority to execute and deliver this Agreement. The execution and delivery by 20/20 of the Agreement, and the consummation of the transactions contemplated thereby, have been duly authorized by the Board of Directors of 20/20. This Agreement, when executed and delivered by 20/20, will constitute a valid and binding obligation of 20/20, enforceable against 20/20 in accordance with their respective terms except as may be limited by bankruptcy, insolvency or similar laws affecting creditors' rights generally or general principles of equity.

3.3  No Violation. The execution and delivery of this Agreement will not (a) violate any provisions of 20/20's Articles of Incorporation or Bylaws, (b) result in a default or give rise to any right of termination, modification or acceleration under the provides of any agreement or other instrument or obligation to which 20/20 is a party or by which 20/20 or its assets are bound, or (c) violate any law or regulation, or any judgment, order or decree of any court, governmental body, commission or agency applicable to 20/20.

3.4  Informational Schedules. 20/20 agrees to provide MdBio, after Closing, with the following documents: 1) 20/20's Articles of Incorporation, as amended; 2) 20/20's Bylaws, as amended; 3) a list of all current 20/20 officers and members of its Board of Directors; and 4) 20/20's most current Balance Sheet and Statement of Income as of the date of this Agreement.

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3.5  Report of Stock Sales. In order to allow MdBio to track the value of the shares and warrants it holds on an ongoing basis, 20/20 agrees to provide, no later than February 15 of each year, a report listing any sales of 20/20 stock that occurred during the preceding calendar year, including the number of shares sold, the per share price and the date of the transaction. This reporting requirement will cease in the event that 20/20 stock becomes publicly traded.

3.6  Litigation. There are no actions, suits, claims, investigations or proceedings pending or, to the knowledge of 20/20, threatened against 20/20 which have or can reasonably be expected to have a material adverse effect on 20/20 or its assets.

3.7  Project Costs. The projected total cost of the biomanufacturing upgrade project is $400,000. The Award therefore represents approximately fifty percent (50%) of this cost.

4.  Representations and Warranties of MdBio.

4.1  Organization. MdBio is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland.

4.2  Authority Relative to this Agreement. MdBio has the corporate power and authority to execute and deliver this Agreement. The execution and delivery by MdBio of the Agreement, and the consummation of the transactions contemplated thereby, have been duly authorized by the Board of Directors of MdBio. This Agreement, when executed and delivered by MdBio, will constitute a valid and binding obligation of MdBio, enforceable against MdBio in accordance with their respective terms except as may be limited by bankruptcy, insolvency or similar laws affecting creditors' rights generally or general principles of equity.

4.3  No Violation. The execution and delivery of this Agreement will not (a) violate any provisions of MdBio's Certificate of Incorporation or Bylaws, (b) result in a default or give rise to any right of termination, modification or acceleration under the provides of any agreement or other instrument or obligation to which MdBio is a party or by which MdBio or its assets are bound, or (c) violate any law or regulation, or any judgment, order or decree of any court, governmental body, commission or agency applicable to MdBio.

5.  Additional Covenants.

5.1  Maryland Manufacturing. For a period commencing from the date hereof until the fifth (5th ) anniversary of the Closing (the "Commitment Period"), 20/20 (or its successors) shall manufacture its products within the State of Maryland.

20/20 shall promptly notify MdBio in writing of its election to significantly decrease its manufacturing activities within the state of Maryland during the Commitment Period (the "Election Notice"). Should 20/20 elect to reduce the proportion of its total manufacturing conducted within the State of Maryland to less than 50% during the Commitment Period, the Total Royalty will be increased to $900,000. This increase will take effect forty-five days after the close of any calendar year during the Commitment Period in which less than 50% of Sequella’s total manufacturing takes place in Maryland, unless the Total Royalty has been paid.

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6.  Miscellaneous.

6.1.  Integration. This Agreement constitutes the entire understanding of the parties as to the subject matter and supersedes all prior understandings and agreements between the parties and their representatives.

6.2.  Amendment and Waiver. This Agreement may be amended, modified, supplemented or changed in whole or in part only by a written agreement making express reference to this Agreement that is executed by all parties hereto. Any of the terms and conditions of this Agreement may be waived in whole or in party, but only by a written agreement making express reference to this Agreement and executed by the party against whom the waiver is asserted.

6.3.  Binding Agreement and Successors. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and upon each of their respective successors and permitted assigns.

6.4.  No Assignment. This Agreement may not be assigned, not any obligations delegated, in whole or in part, without the express prior written consent of the parties hereto, with such consent in all cases to be conditioned upon assignee's agreement to be bound by the terms and conditions of this Agreement.

6.5.  Notices. Any notice, request, instruction or other document or communication required or permitted to be given under this Agreement shall be in writing and shall be deemed to be given upon (I) delivery in person, (ii) three (3) business days after being deposited in the mail, first class postage prepaid, for mailing by certified or registered mail, (iii) one day after being deposited within an overnight courier, charges prepaid for next day delivery, or (iv) when transmitted by facsimile, upon receipt of a facsimile confirmation by the intended recipient, with a copy simultaneously sent as provided in clauses (ii) or (iii), in every case addressed as follows (or at such other persons or addresses as may be specified from time to time pursuant to a notice sent in accordance with this section):

Notice to MdBio should be delivered or mailed to:

MdBio, Inc.

Attention: President

1003 W. 7th Street, Suite 202

Frederick, Maryland 21701

Notices to 20/20 should be delivered or mailed to:

20/20 GeneSystems, Inc.

Attention: Chief Executive Officer

9700 Great Seneca Highway

Rockville, Maryland 20850

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6.6  Section Headings. The section headings contained in this Agreement and the exhibits are for convenience of reference only and shall not limit or otherwise affect the meaning or interpretation of this Agreement or exhibits or any of their terms or conditions.

6.7  Governing Law. This Agreement shall be governed by and construed under the laws of the State of Maryland, excluding its choice of law provisions.

6.8  Courts. Any dispute arising from the interpretation or operation of this Agreement shall be resolved in the courts of the State of Maryland, and the parties hereby consent to and elect, and waive any objection to, the jurisdiction of courts within the State of Maryland, waiving all objections as to venue or forum non conveniens or similar objections in the event of litigation.

6.9  Counterparts. This Agreement may be signed in any number of duplicate originals with the same effect as if the signature to each original were on the same instrument.

IN WITNESS WHEREOF, the parties have executed this Agreement, effective as of the year and day first above written.

MdBio, Inc.		20/20 GeneSystems, Inc.

By:	/s/ Robert Eaton	By:	/s/ Jonathan Cohen
	C. Robert Eaton		Jonathan Cohen
	President		Chief Executive Officer

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